EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND SIX MONTHS ENDED JUNE 30, 2015

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of August 11, 2015.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended June 30, 2015 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and NYSE MKT. The Company is principally in the business of exploring for, and generating royalties from mineral properties. Eurasian’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation of support for the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advance royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps conserve the Company’s treasury which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR Q2

•

For the three months ended June 30, 2015, the Company received royalty income of $412,577 and recorded a loss from operations of $2,248,838. Gross exploration expenditures totaled $1,402,895 of which $321,614 was recovered from partners.

•

EMX announced the execution of an Exploration and Option to Purchase Agreement with Kennecott Exploration Company, part of the Rio Tinto Group, for the Superior West copper-molybdenum project near Superior, Arizona (see EMX news release dated May 4, 2015). Kennecott may earn a 100% interest in the project by completing US$5,500,000 in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual Advanced Minimum Royalty and certain project milestone payments.

•

Subsequent to quarter’s end, EMX announced the execution of a second Exploration and Option to Purchase Agreement with Kennecott Exploration Company. This Agreement is for the Aguila de Cobre copper project in Arizona (see EMX news release dated August 4, 2015). Kennecott may earn a 100% interest in the project by completing US$4,000,000 in exploration expenditures and making cash payments totaling US$200,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual Advanced Minimum Royalty and certain project milestone payments. The project was acquired last year through the staking of open ground after the recognition of outcropping porphyry-related alteration and copper mineralization and review of historic drill data.

•

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry discovery in Far East Russia (51% IGC, 49% Freeport). Wardell Armstrong International (“WAI”) provided a statement of inferred resources effective as of May 1, 2015 for the Malmyzh project under NI 43-101 and CIM definition standards. The inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper- equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent (CuEq% = Cu% + (Au g/t x 0.5))*. WAI's Managing Director, Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate. In addition, IGC advised that Russian Federation GKZ “reserves” had been added to the "state balance", and as a result the “prospecting phase” for Malmyzh had been successfully completed**.

*See EMX's May 26, 2015 news release and SEDAR filed technical report for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

**The Malmyzh “official GKZ approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

OUTLOOK

Eurasian Minerals has been generating exploration projects for over eleven years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. EMX has a portfolio of precious metal, base metal, polymetallic and royalty interests that spans five continents and covers approximately 1.6 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects progress. Eurasian supplements mineral property revenue streams with strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

As the year 2015 progresses, Eurasian continues to take steps to increase revenue, streamline operations to reduce expenditures, and identify new early-stage opportunities to further build portfolio value. The Company is expecting that production from the Leeville royalty will begin to increase in Q4 of 2015 as the Turf Vent Shaft project comes online. The Leeville royalty stream will be complemented by other sources of revenue, including advance royalty and cash payments from existing agreements as projects are advanced by partners, as well as from anticipated new agreements. Despite the challenging market conditions, the Company is encouraged by active discussions with a variety of groups for new partnerships to advance the portfolio while reducing the overall burn rate. New income streams will be applied to additional generative work and project acquisitions.

The Company is working to build an income stream that offsets all of its exploration expenditures. The ultimate goal is to sustain the Company with royalty cash flows while fostering growth from a royalty pipeline of quality properties that provide multiple opportunities for exploration success.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US$335,000 during the three months ending June 30, 2015. These payments were principally sourced from Newmont’s Leeville mine, but also included minor contributions from other operations. Newmont's Turf No. 3 Vent Shaft Project is on schedule for commercial production planned for late 2015 (see Newmont's 2014 10K and 2014-2015 10-Q filings). Newmont has stated that the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville", which includes portions of EMX's royalty position.

In addition to EMX's Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Sweden, Australia, Slovakia, and Peru. The Balya lead-zinc-silver royalty property in Turkey is undergoing underground development in a program that commenced earlier in 2015. EMX’s portfolio in Serbia includes a key royalty purchase that covers Reservoir Minerals Inc.'s Cukaru Peki copper-gold discovery that is progressing to the "scoping" study level as announced by Reservoir in Q1, 2015. The Viscaria iron-copper royalty is being advanced by Avalon Minerals Ltd. with drilling and ongoing development studies.

In addition, all of EMX's partnered exploration properties include a royalty option. Many of these partnered properties provide Advanced Minimum Royalty ("AMR") or Advanced Annual Royalty ("AAR") payments that may generate an early revenue stream to EMX's benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are being advanced by partner companies, with two royalty properties and three properties optioned for a retained royalty interest. The remaining two properties, the Sisorta epithermal gold project, and the Alankoy high-sulfidation/porphyry project are 100% controlled by Eurasian and are currently available for sale or partnership.

Akarca Property

The Akarca Property is a Eurasian exploration discovery in Turkey’s Western Anatolia region. The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Akarca, wholly-owned by EMX, is covered by an Option Agreement with Çolakoğlu Ticari Yatirim A.S., a privately owned Turkish company, whereby Çolakoğlu can earn a 100% interest for a combination of cash payments, work commitments, and an uncapped 3.5% NSR royalty interest to EMX's benefit (see EMX news release dated June 20, 2013). Ongoing programs underway by Çolakoglu include geological, metallurgical, geotechnical, water quality and hydrologic studies.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 3.17 million indicated tonnes averaging 0.89 g/t gold, and 11.38 million inferred tonnes averaging 0.58 g/t gold. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 26, 2009 and in the SEDAR filed technical report. Sisorta is a 100% controlled asset of EMX, and the Company is evaluating the property's exploration upside while pursuing partnership opportunities.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006 (see EMX news release dated November 14, 2006). EMX understands that Dedeman is continuing their underground development work at the Hastanetepe zone and has completed over 1,700 meters of drilling during the past six months (assays pending).

Alankoy Property

The Alankoy property was returned to EMX on May 1st due to the non-performance of Ferrite Resources to complete their earn-in requirements. Subsequent field work by EMX geologists in June identified new skarn, carbonate replacement style, and breccia pipe hosted exploration targets within the license area. These new target concepts complement previously identified high sulfidation epithermal gold and porphyry copper targets. The Company is actively pursuing partnership opportunities for Alankoy.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

NORTH AMERICA

Eurasian’s portfolio in North America is comprised of 29 properties and includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein projects covering more than 36,000 hectares in Arizona, Nevada, Utah, Colorado, Wyoming, and Oregon. The portfolio is advanced through Eurasian’s wholly-owned subsidiary Bronco Creek Exploration (“BCE”), with eleven of the properties under partnership with third parties. Four properties are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville and Royalty Property Overview section). The remaining projects are available for partnership.

The Company’s work focused on generative exploration, business development, and permitting activities on partner funded projects during the quarter:

•

EMX executed an Exploration and Option to Purchase Agreement with Kennecott Exploration Company, part of the Rio Tinto Group, for the Superior West copper-molybdenum project near Superior, Arizona (see EMX news release dated May 4, 2015). Kennecott may earn a 100% interest in the project by completing US$5,500,000 in exploration expenditures and making cash payments totaling US$1,149,187 over a five year period, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments.

•

Subsequent to the end of Q2, EMX announced the execution of a second Exploration and Option to Purchase Agreement with Kennecott Exploration Company. This Agreement is for the Aguila de Cobre copper project in Arizona (see EMX news release dated August 4, 2015). Kennecott may earn a 100% interest in the project by completing US$4,000,000 in exploration expenditures and making cash payments totaling US$200,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. The project was acquired last year through the staking of open ground after the recognition of outcropping porphyry-related alteration and copper mineralization and review of historic drill data.

•

EMX continued with drill permitting for the Copper King and Red Top porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts of Arizona, respectively. The properties are optioned to Desert Star Resources Ltd. (see EMX news release dated September 4, 2013).

•

EMX worked on finalizing a surface access agreement for an upcoming drill project at the Buckhorn Creek copper- molybdenum project located in the Laramide porphyry copper belt of southern Arizona. The project is optioned to Savant Explorations Ltd. (see EMX news release dated October 30, 2013).

•

EMX's generative programs focused on gold opportunities in the Great Basin, porphyry copper targets in Arizona, and the sediment-hosted copper in Utah and elsewhere. The Great Basin work resulted in the acquisition of EMX’s new Golden Sunrise project in north-eastern Nevada through the staking of claims on open ground containing widespread alteration and outcropping gold mineralization.

•	Eurasian continued in discussions with potential partners interested in available copper and gold projects in the portfolio.

EMX is encouraged by the committed funding to advance the partnered projects, third party interest in the available copper and gold properties, and new opportunities identified by the generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

EUROPE

Scandinavia is a highly favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company has significantly reduced expenditures in Scandinavia, and continues to examine ways to add value while pursuing strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also maintains a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir Minerals' Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes volcanogenic massive sulfide ("VMS") and Iron-Oxide-Copper-Gold ("IOCG") properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX continued to focus on retaining and advancing the most prospective exploration projects, which now total seven, while reducing expenditures.

EMX holds a 1.0% NSR royalty interest in Avalon Minerals Ltd.'s Viscaria iron-copper property located in the Kiruna mining district of northern Sweden. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which EMX will receive the full 1.0% NSR royalty. Avalon's June 2015 Quarterly Report outlined ongoing development studies and drilling to assess lower capital expenditures and higher grade copper development opportunities, respectively. Avalon also reported that the ESIA permitting process had commenced.

Norway

EMX initiated a program in 2014 to evaluate IOCG, VMS, and other opportunities in Norway. The Company's portfolio now totals six properties acquired on open ground, and includes the Q2 expansion of the Storbekken project area.

Royalty Properties in Serbia

EMX's portfolio in Serbia initially resulted from early stage prospect generation and organic royalty growth via the sale of its properties, including the Brestovac West and Deli Jovan projects to Reservoir Minerals Inc. (“Reservoir”) in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the "Brestovac" and "Jasikovo" properties (see EMX news release dated February 4, 2014). The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit, which has an NI 43-101 inferred resource at a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off of 65.3 million tonnes averaging 2.6% copper and 1.5 g/t gold, or 3.5% copper equivalent (see Reservoir news release dated January 27, 2014). Reservoir announced in a March 12, 2015 news release that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study".

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

The Company's programs in the Australia and New Zealand region continued to operate with a reduced expenditure rate, while identifying new early-stage opportunities. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under favorable royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project was advanced with a partner funded drill program.

Koonenberry Property

The Koonenberry gold project is positioned along the regional-scale Koonenberry fault in southeastern Australia. The distribution of gold occurrences and gold geochemical anomalies are coincident with prominent structural features related to the Koonenberry fault.

The majority of the project is under an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014 for more details). NQM advised EMX that they had engaged third parties to fund exploration assessment of the alluvial resource potential during Q2.

Neavesville Property

The Neavesville project consists of a single exploration permit, totaling over 30 square kilometers, in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost.

The project is under a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd., the wholly-owned EMX subsidiary that controls the Neavesville property (see EMX news release dated November 13, 2014). An L&M funded drilling program concluded during June with a total of three holes (817.2 m) collared from the same location at varying dips and azimuths, targeting a 50 meter spread below the historic Ajax workings and open pit. All holes intersected consistent and intense propylitic alteration within volcanics and sediments that overlie a unit of strongly altered polymictic breccias containing zones of disseminated and fracture controlled sulfides and minor cherty and crystalline quartz veining. Assay results will be available in Q3.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. In addition, EMX 100% controls the Grand Bois gold-copper project that is outside of the JV with Newmont.

The Designated Projects with Newmont and EMX's Grand Bois Project have been on care and maintenance status since 2013, when the Haitian Government suspended its Mining Convention process while it began working on a new Mining Law with the help of the World Bank. The JV does not expect further progress on the new Mining Law until later in 2016.

The JV has implemented a revised care and maintenance program for the second-half of 2015 that includes closure of various camps and office facilities, divesture of local assets, and personnel reductions. This austere program will remain in place until a new Haitian Mining Law is enacted that supports development of the exploration and mining industry in the country.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian is IGC's largest shareholder, with 42% of the issued and outstanding shares (38% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The project has excellent logistics and infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk. During Q2, there were two significant advancements at Malmyzh:

•	IGC advised that Russian Federation GKZ “reserves” had been added to the "state balance", and as a result the “prospecting phase” for Malmyzh had been successfully completed*.

•

Wardell Armstrong International (“WAI”) provided a statement of inferred resources effective as of May 1, 2015 for the Malmyzh project under NI 43-101 and CIM definition standards. The inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper- equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent (CuEq% = Cu% + (Au g/t x 0.5))**. WAI's Managing Director, Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate.

Pending government approvals, the next stage for Malmyzh is “advanced exploration” according to Russian Federation requirements.

*The Malmyzh “official GKZ approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

**See EMX's May 26, 2015 news release and SEDAR filed technical report for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

Revelo Resources Corp. (formerly Iron Creek Capital Corp.)

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo controls approximately 360,000 hectares of 100% owned exploration tenements. The portfolio is comprised of 19 exploration projects prospective for copper, gold and silver, including three projects under option/JV agreements with Kinross Gold (Las Pampas Project), Newmont Ventures (Montezuma Project), and BHP Billiton (Block 2 project). In addition, Revelo retains a royalty interest in the Victoria copper-gold-silver exploration project.

In Q2, Revelo reported an agreement for the acquisition of four early stage exploration properties in northern Chile from Altius Minerals Corporation’s 49% owned Chilean subsidiary BLC SpA (see Revelo news releases dated April 21st and June 2nd, 2015).

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three months ended June 30, 2015

The net loss for the three months ended June 30, 2015 (“Q2-2015”) was $2,480,397 compared to $2,794,687 for the prior year’s comparative quarter (“Q2-2014”). The loss for Q2-2015 was made up of net exploration expenditures of $1,081,281 (Q2-2014 - $1,163,280), general and administrative expenditures of $1,108,932 (Q2-2014 - $1,568,268) and other losses totaling $702,198 (Q2-2014 - $467,581) offset by net royalty loss of $58,625 (Q2-2014 – income $219,265) after depletion and related tax. Some of the significant changes between quarters were:

•

Royalty income for Q2-2015 was $155,086 less than Q2-2014. In Q2-2015 royalty income was earned for 286 ounces of gold compared to 411 ounces in Q2-2014. In Q2-2015 the average realized gold price was US$1,193 per ounce compared to US$1,285 for Q2-2014.

•

Share based payments in Q2-2015 were $398,319 compared to $826,935 in Q2-2014. While a similar number of stock options were granted in each quarter, the stock option grant price was $0.66 in Q2-2015 compared to $1.20 in Q2-2014, resulting in a lower fair value.

•	The Company had a writedown of goodwill of $470,639 in Q2-2015 and none in Q2-2014 as the carrying amount of the cash generating unit exceeded the fair value of the royalty interest.

Six months ended June 30, 2015

The net loss for the six months ended June 30, 2015 (“current period”) was $5,140,412 compared to $4,962,212 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of net exploration expenditures of $2,395,570 (2014 - $2,454,124), general and administrative expenditures of $2,059,040 (2014 - $2,498,723) and other losses totaling $1,383,528 (2014 - $674,675) offset by net royalty loss of $56,403 (2014 – income $453,790) after depletion and related tax. Some items to note are:

•

In the current period, royalty income was earned for 524 (2014 – 878) ounces of gold totaling $775,568 (2014 - $1,222,381) offset by gold tax and depletion of $831,976 (2014 - $768,591). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period offset by foreign exchange gains due to the strengthening US dollar. In the six month period the average realized gold price was US$1,206 per ounce compared to US$1,292 for 2014.

•

General and administrative expenses were lower by $439,683, the majority of which related to lower share-based payments expense (six month period $444,113 compared to $878,687) as discussed above for the three month period.

•	Other expenses in the six month period of $232,377 relate to costs of reducing staff as the Company streamlines its operations.
•

Administrative and office expenses of $477,489 increased slightly from the prior period ($464,602). The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2015 was $3,895,800 (December 31, 2014 - $7,096,916). With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. Historically, the Company funds its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $4,183,995 for the six months ended June 30, 2015 (2014 - $2,850,393) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the period.

Financing Activities

There were no financing activities during the current or comparative quarters.

Investing Activities

Some of the significant investment activities during the six months ended June 30, 2015 are:

-	The Company purchased an additional 51% of the shares of the Company that owns Sisorta in Turkey for AU$162,092 so that it now owns 100% of the project.
-	- Received $84,053 from option payments and sale of exploration permits or licenses.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Royalty income	412,577	$362,991	$466,862	$558,091
Exploration expenditures	1,402,895	1,725,413	1,116,641	1,723,584
Exploration recoveries	(321,614)	(411,124)	(185,924)	(609,039)
Share-based payments	398,319	45,794	70,740	80,984
Net loss for the period	(2,480,397)	(2,660,015)	(11,140,366)	(1,345,463)
Basic and diluted net loss per share	(0.03)	(0.04)	(0.15)	(0.02)

Fiscal quarter ended	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013

Royalty income	$567,663	$654,718	$985,498	$601,860
Exploration expenditures	2,566,990	1,663,425	1,508,983	2,298,244
Exploration recoveries	(1,651,157)	(432,226)	(545,899)	(1,446,828)
Share-based payments	826,935	51,752	54,539	150,993
Net loss for the period	(2,794,687)	(2,167,525)	(2,140,328)	(6,635,561)
Basic and diluted net loss per share	(0.04)	(0.03)	(0.03)	(0.09)

Factors that cause fluctuations in the Company’s quarterly results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the six months ended June 30, 2015	Salary or Fees	Payments	Total
President, CEO and Director	$247,708	$53,265	$300,973
COO and Director(1)	299,060	-	299,060
CFO	-	19,531	19,531
Corporate Secretary	-	8,522	8,522
Chief Legal Officer	121,102	25,700	146,802
Directors(2)	82,310	79,897	162,207
Seabord Services Corp. (3)	209,400	-	209,400
Total	$959,580	$186,915	$1,146,495

(1) COO and Director Salary or Fees includes $247,660 in severance payments.
(2) Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

		Share-based
For the six months ended June 30, 2014	Salary or Fees	Payments	Total
President, CEO and Director	$219,232	$26,209	$245,441
COO and Director	109,616	10,096	119,712
CFO	-	6,058	6,058
Corporate Secretary	-	2,423	2,423
Chief Legal Officer	112,156	24,511	136,667
Directors (1)	86,930	4,914	91,844
Seabord Services Corp. (3)	209,400	-	209,400
Total	$737,334	$74,211	$811,545

(1) Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Related Party Assets and Liabilities	Service or Term	30-Jun-15	31-Dec-14
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$1,853	$7,713
COO and Director	Expense Reimbursement	-	186
Chief Legal Officer	Expense Reimbursement	-	165
Directors	Fees	20,694	29,612
Seabord Capital Corp.	Expense Reimbursement	-	-
		$22,547	$37,676

(3)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2015, the Company had working capital of $3,895,800 (December 31, 2014 - $7,096,916). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,126,061	$-	$-	$2,126,061
Restricted cash	227,707	-	-	227,707
Fair value through profit or loss investments	652,886	-	-	652,886
Strategic Investments	458,095	-	-	458,095
Total	$3,464,749	$-	$-	$3,464,749

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $111,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in USD and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,195,622
Receivables	446,494
Accounts payable and accrued liabilities	(266,907)
Net exposure	1,375,209
Canadian dollar equivalent	$1,698,933

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at June 30, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $170,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a)	Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statements of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2014 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of June 30, 2015 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the interim period being the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EVENTS AFTER THE REPORTING DATE

Subsequent to June 30, 2015, the Company:

a.

Entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Aguila de Cobre project with Kennecott Exploration Company. Kennecott may earn a 100% interest in the project by completing US$4,000,000 in exploration expenditures and making cash payments totaling US$200,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. The project was acquired last year through the staking of open ground; and

b.

Entered into an additional loan agreement with IGC. The principal amount of the loan was US$200,000 and carries an interest rate of 12% per annum. The principal amount plus interest is due 2 months from the date of the loan, or immediately upon the completion of equity financing by IGC. The Company has received US$100,000 as repayment against the loan.

OUTSTANDING SHARE DATA

At August 11, 2015, the Company had 73,504,710 common shares issued and outstanding. There were also 5,714,200 stock options outstanding with expiry dates ranging from September 2, 2015 to June 8, 2020, and 7,255,900 warrants outstanding with expiry dates ranging from November 8, 2015 to November 12, 2015.